BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and to the market in general that, on the present date, it became aware, through the publication on the website of the General Administration of Customs of the People's Republic of China, about the suspension of the Lucas do Rio Verde-MT plant for the export of poultry meat to that country as of tomorrow's date.

The Company informs that it will take the appropriate measures to reverse the situation with the Chinese and Brazilian authorities, noting that so far it has not been officially notified. Additionally, BRF reinforces that it does not foresee material impacts on its activities and financial statements due to this suspension, given that poultry meat exports from this plant to China account for around 0.3% of the Company's operational revenues and that the volumes can be reallocated to other regions. The remaining seven units licensed to export to China continue to operate as normal.

BRF reassures its commitment to the highest standards of quality and safety and will keep its shareholders and the market duly informed of any relevant developments in relation to this notice.

São Paulo, March 4th, 2022

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.